BAJA MINING CORP.
2350-1177 West Hastings Street

Vancouver, British Columbia V6E 2K3

February 17, 2006

VIA EDGAR AND FACSIMILE (202) 551-3292

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549
Mail Stop  7010

Attn:  Donna Levy

Re:

Baja Mining Corp.

Withdrawal Request related to the Registration Statement on Form 20-F

Filed on December 22, 2005 (SEC File No. 000-51690)

Ladies and Gentlemen:

Baja Mining Corp. (the “Registrant”) hereby requests withdrawal of its registration statement on Form 20-F (SEC File No. 000-51690) filed with the Securities and Exchange Commission on December 22, 2005.

Please contact Kenneth Sam at Dorsey & Whitney LLP, counsel to the Registrant, at 303-629-3445 with any questions.

Very truly yours,

Baja Mining Corp.

/s/ John Greenslade

John Greenslade, Chief Executive Officer